UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

ALKAMI TECHNOLOGY, INC.
(Name of Issuer)
$0.001 par value common stock
(Title of Class of Securities)
01644J108
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	01644J108	Page 2 of 9 Pages

1.	Names of Reporting Persons. Brian R. Smith I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 822,786
6. Shared Voting Power
18,532,824 (See Item 4)
7. Sole Dispositive Power
822,786
8. Shared Dispositive Power
18,532,824 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
19,355,610 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.0% (See Item 4)
12.	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13G

CUSIP No.	01644J108	Page 3 of 9 Pages

1.	Names of Reporting Persons. S3 Ventures Fund III, L.P. I.R.S. Identification Nos. of above persons (entities only).
27-2409087

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power
18,532,824 (See Item 4)
7. Sole Dispositive Power
-0-
8. Shared Dispositive Power
18,532,824 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,532,824 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.0% (See Item 4)
12.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13G

CUSIP No.	01644J108	Page 4 of 9 Pages

1.	Names of Reporting Persons. S3 Ventures GPLP III, L.P. I.R.S. Identification Nos. of above persons (entities only).
27-2408994

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power
18,532,824 (See Item 4)
7. Sole Dispositive Power
-0-
8. Shared Dispositive Power
18,532,824 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,532,824 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.0% (See Item 4)
12.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13G

CUSIP No.	01644J108	Page 5 of 9 Pages

1.	Names of Reporting Persons. S3 Ventures III, L.L.C. I.R.S. Identification Nos. of above persons (entities only).
27-2408885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -0-
6. Shared Voting Power
18,532,824 (See Item 4)
7. Sole Dispositive Power
-0-
8. Shared Dispositive Power
18,532,824 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,532,824 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.0% (See Item 4)
12.	Type of Reporting Person (See Instructions)
OO

Item 1.
(a)	Name of Issuer:

ALKAMI TECHNOLOGY, INC. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

5601 Granite Parkway, Suite 120

Plano, TX

Item 2.
(a)	Name of Person(s) Filing:

This statement on Schedule 13G is filed by Brian R. Smith, S3 Ventures Fund III, L.P. (“S3 Fund III”), S3 Ventures GPLP III, L.P. (“S3 GPLP III”) and S3 Ventures III, L.L.C. (“S3 III LLC” and, collectively with Brian R. Smith, S3 Fund III and S3 GPLP III, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 6300 Bridge Point Pkwy Building 1, Suite 405, AUSTIN TX 78730.

(c)	Citizenship:
Brian R. Smith	United States
S3 Fund III	Delaware
S3 GPLP III	Delaware
S3 III LLC	Delaware

(d)	Title of Class of Securities:

common stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number: 01644J108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons (1)	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Brian R. Smith	822,786 (3)	822,786	18,532,824	822,786	18,532,824	19,355,610	22.0%
S3 Fund III	18,532,824	0	18,532,824	0	18,532,824	18,532,824	21.0%
S3 GPLP III	0	0	18,532,824	0	18,532,824	18,532,824	21.0%
S3 III LLC	0	0	18,532,824	0	18,532,824	18,532,824	21.0%

6

(1)       S3 GPLP III is the general partner of S3 Fund III. S3 III LLC is the General Partner of S3 GPLP III. Brian R. Smith is the Managing Director of S3 III LLC. Each of S3 GPLP III, S3 III LLC and Mr. Smith may be deemed to have beneficial ownership of the shares held by S3 Fund III.

(2) This percentage is calculated based upon 88,147,853 shares of Common Stock outstanding as of September 30, 2021 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on November 11, 2021 with the Securities and Exchange Commission.

(3) Includes 993 restricted stock units granted in connection with Mr. Smith’s service as a director.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following - ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits

Exhibit 1 – Joint Filing Agreement (filed herewith)

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

S3 Ventures Fund III, L.P.
By:	S3 Ventures GPLP III, L.P.
its General Partner
By:	S3 Ventures III, L.L.C.
its Manager

By:	/s/ Brian R. Smith
Name:	Brian R. Smith
Title:	Manager

S3 Ventures GPLP III, L.P.
By:	S3 Ventures III, L.L.C.
its Manager

By:	/s/ Brian R. Smith
Name:	Brian R. Smith
Title:	Manager

S3 Ventures III, L.L.C.

By:	/s/ Brian R. Smith
Name:	Brian R. Smith
Title:	Manager

/s/ Brian R. Smith
Brian R. Smith